May 31, 1997



GSF Energy, L.L.C.
3321 Bee Caves Road
Suite 300
Austin, Texas  38746

Dear Sirs:

          Reference is made to the Acquisition Agreement dated as of May 31, 1997 between GSF Energy, L.L.C., as Seller, and Olinda, L.L.C., as Buyer (the "Acquisition Agreement"). Capitalized terms used herein shall have the same meanings as set forth in the Acquisition Agreement.

          Under the Acquisition Agreement and related documents (a) Buyer is to pay to Seller the sum of $3,000,000 as the Aggregate Purchase Price for the LP Interest in the Partnership and for the stock of Brea, (b) Seller is to receive the Excluded Assets and assume the Retained Liabilities, and (c) Seller is to pay to Buyer the aggregate amount of $372,397 with respect to the agreed results of operations of the Partnership from and after January 1, 1997.

          In order to facilitate the closing of the Acquisition Agreement, Buyer and Seller have agreed to handle the transfer of funds as follows:

     (a) Buyer will make a net transfer of immediately available funds of $2,256,497.12, receipt of which is acknowledged, calculated as follows:

               $3,000,000.00   Purchase Price
                 (372,397.00)  Agreed Results of Operations
                 (441,121.27)  Estimated Accounts Payables
                   70,015.39   Estimated Cash in Bank Account
               $2,256,497.12   Total

     (b) Buyer will apply the $441,121.27 retained by it, as well as the May 31, 1997 cash balance in the Partnership bank account, to the satisfaction of the Accounts Payable portion of the Retained Liabilities.

     (c) To the extent that the Buyer receives any amount with respect to the Excluded Asset (estimated at $404,795.64 on the attached Balance Sheet), then Buyer will promptly pay over such amount to Seller.

     (d) Within 60 days after the Closing, Seller will provide the "Final Settlement Statement" referred to in Section 4 of the Assignment and Assumption Agreement, and the parties will resolve any dispute as contemplated by the Assignment and Assumption Agreement.

          The foregoing sets forth the parties agreement as to the transfer of funds at the Closing and is not intended as an amendment or modification of the Acquisition Agreement and the related agreements.

          In addition to the foregoing, Buyer and Seller confirm their mutual understanding that each party shall furnish to the other, without additional cost or expense, such electricity, air supply and other support activities and services as shall be necessary to continue the operations of the Facility and the gas collection system in accordance with past practices, including, without limitation, mutual rights of access and other cooperative efforts necessary to permit the Buyer to monitor, maintain or replace equipment necessary for the operation of the Facility and to permit the Seller to monitor, maintain or replace equipment necessary for the operation of the gas collection system.

          If the foregoing accurately sets forth our agreement and mutual understanding, please sign in the space indicated below.

Sincerely yours,

Olinda, L.L.C.


By:  /s/ Mary Louise Olin
     Mary Louise Olin
     Vice President


Accepted and Agreed:

GSF Energy, L.L.C.

By: Ecogas Corporation, Manager


By:
     Jerrel D. Branson
     President